Exhibit (a)(6)

Magnetek, Inc.

N49 W13650 Campbell Drive

Menomonee Falls, WI 53051

August 5, 2015

Dear Stockholder:

We are pleased to inform you that, on July 26, 2015, Magnetek, Inc. (the “Company”) entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Columbus McKinnon Corporation (“Parent”) and Megatron Acquisition Corp., a wholly owned subsidiary of Parent (“Purchaser”). In accordance with the Merger Agreement, Purchaser commenced on August 5, 2015 a tender offer (the “Offer”) to purchase all of the issued and outstanding shares of our common stock, par value $0.01 per share (the “Common Stock”), at a price of $50.00 per share of Common Stock, net to the seller in cash, without interest (the “Offer Price”), subject to any withholding of taxes required by applicable law.

If the Offer is successful, then following the consummation of the Offer and on the terms and subject to the conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the “Merger”) with the Company surviving the Merger as a wholly owned subsidiary of Parent. At the time the Merger becomes effective (the “Effective Time”), each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Common Stock (i) held by the Company in treasury or owned by Parent or any direct or indirect wholly owned subsidiary of Parent (including Purchaser) or the Company, which in each case will be cancelled and cease to exist, with no payment being made with respect thereto and (ii) held by stockholders who are entitled to and properly exercise appraisal rights under Section 262 of the Delaware General Corporation Law) will be converted into the right to receive the Offer Price, payable net to the holder in cash, subject to any withholding of taxes required by applicable law.

The board of directors of the Company (the “Board”) unanimously: (i) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, upon the terms and subject to the conditions contained in the Merger Agreement, (ii) determined that the Merger Agreement and such transactions are fair to, and in the best interests of, the Company and its stockholders and (iii) resolved to recommend that the Company’s stockholders accept the Offer and tender their Common Stock into the Offer. Accordingly, and for the other reasons described in more detail in the enclosed copy of the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, the Board recommends that the Company’s stockholders accept the Offer and tender their shares of Common Stock into the Offer.

Accompanying this letter are (i) a copy of the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, dated August 5, 2015, (ii) Purchaser’s Offer to Purchase, dated August 5, 2015, which sets forth the terms and conditions of the Offer, and (iii) a Letter of Transmittal containing instructions as to how to tender your shares of Common Stock into the Offer. We urge you to read the enclosed materials carefully. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Tuesday, September 1, 2015, unless extended.

Sincerely,

Mitchell I. Quain
Chairman of the Board of Directors

Peter M. McCormick
President and Chief Executive Officer